December 23, 2025

Roman Nemchenko
Chief Financial Officer
Ascend Wellness Holdings, Inc.
44 Whippany Road, Suite 101
Morristown, NJ 07960

       Re: Ascend Wellness Holdings, Inc.
           Registration Statement on Form S-3
           Filed December 19, 2025
           File No. 333-292300
Dear Roman Nemchenko:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   James Guttman, Esq.